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_________________________________________________________________
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     _______________________
                          SCHEDULE TO/A

        Tender Offer Statement Under Section 14(d)(1) or
     Section 13(e)(1) of the Securities Exchange Act of 1934
                        (Amendment No. 2)

                      DAVID'S BRIDAL, INC.
                (Name of Subject Company (Issuer))

                 ALPHA OMEGA ACQUISITION, INC.
                   a wholly owned subsidiary of
                THE MAY DEPARTMENT STORES COMPANY
               (Names of Filing Persons (Offerors))
                         ________________

              COMMON STOCK, PAR VALUE $.01 PER SHARE
                  (Title of Class of Securities)
                         ________________

                            238576102
              (CUSIP Number of Class of Securities)
                         ________________

                    Richard A. Brickson, Esq.
                The May Department Stores Company
                         611 Olive Street
                  St. Louis, Missouri 63101-1799
                    Telephone: (314) 342-6300
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Copy to:
                    J. Michael Schell, Esq.
                    Margaret L. Wolff, Esq.
            Skadden, Arps, Slate, Meagher & Flom LLP
                       Four Times Square
                    New York, New York 10036
                    Telephone: 212-735-3000

                    CALCULATION OF FILING FEE
_________________________________________________________________
     Transaction Valuation*             Amount of Filing Fee
             $435,684,560                              $87,137




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     *For purposes of calculating amount of filing fee only.
This amount assumes that the Offerors purchase (i) 19,469,276 outstanding shares of common stock of David's Bridal, Inc. and
(ii) 2,314,952 shares of common stock of David's Bridal that could be issued upon conversion of any outstanding options, at
the offer price of $20.00 per share.   The amount of the filing
fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

     [_]   Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $82,523
          Form or Registration No.: Schedule TO
          Filing party: Offerors
          Date Filed: July 10, 2000

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment
reporting the results of the tender offer: [_]
_________________________________________________________________




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    This Amendment No. 2 to the Tender Offer Statement on
Schedule TO (this "Amendment") relates to the offer by Alpha Omega Acquisition, Inc., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of The May Department Stores Company, a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of David's Bridal, Inc., a Florida corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which are herein collectively referred to as the "Offer").

Item 1. Summary Term Sheet.

    Item 1 is hereby amended and supplemented as follows:

    The response to the section entitled "If I Decide Not to Tender, How Will The Offer Affect My Shares?" in the Summary Term
Sheet in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "If the merger described above takes place, shareholders not tendering in the Offer will have no rights with respect to their shares except to receive $20.00, subject to any dissenters' rights granted pursuant to the merger agreement and properly exercised under Florida law. Therefore, if the merger takes place and you do not exercise your dissenters' rights, the only difference between what you will receive tendering your shares and not tendering your shares is that you will receive $20.00 per share in cash earlier if you
    tender your shares. If you exercise dissenters' rights in connection with the merger, you will be entitled to receive a judicial determination of the fair value of your shares
    and to receive payment of that fair value in cash.  Any
    judicial determination of the fair value could be based on considerations other than or in addition to the $20.00 per share paid in the merger and the market value of the shares and could be higher or lower than $20.00 per share. If the merger does not take place, however, the number of shareholders and the number of shares of David's Bridal that are still in the hands of the public may be so small that
    there no longer will be an active public trading market (or,
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    possibly, there may not be any public trading market) for
    David's Bridal common stock.  Also, as described above,
    David's Bridal may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the "Introduction"
    to this Offer to Purchase, Section 12   "Purpose of the
    Offer; Plans for the Company" and Section 13 -- "Certain
    Effects of the Offer"."

Item 7. Source and Amount of Funds or Other Consideration.

    Item 7 is hereby amended and supplemented as follows:

    Section 9 - "Source and Amount of Funds" in the Offer to
Purchase is hereby amended and restated to read in its entirety as follows:

            "The total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $436 million plus any transaction related fees and expenses. The Purchaser will obtain such funds from Parent. Parent will obtain the funds required for these transactions through a combination of operating cash flows and the issuance of commercial paper through investment bankers at customary and current market rates. The Purchaser does not have any alternate financing plan."

Item 11.   Additional Information.

    Item 11 is hereby amended and supplemented by amending and restating the last paragraph of Section 15 --"Conditions of the Offer" of the Offer to Purchase as follows:

            "The foregoing conditions are for the benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser or Parent in whole or in part at any time and from time to time in their sole and absolute discretion on or prior to the Expiration Date. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not
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    be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time on or prior to the Expiration Date.



                           SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ALPHA OMEGA ACQUISITION, INC.

                                        By:        /s/ Richard A. Brickson
                                        Name:  Richard A. Brickson
                                        Title: Vice President and Secretary

                                        THE MAY DEPARTMENT STORES COMPANY

                                        By:        /s/ Richard A. Brickson
                                        Name:  Richard A. Brickson
                                        Title: Secretary

Dated:  July 24, 2000




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